United States

Securities and Exchange Commission

Form 12b-25

Notification of Late Filing

(Check One): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR

For Period Ended: December 31, 2000

[X] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

_________________________________________________________________________

PART I REGISTRANT INFORMATION

_Saxon Asset Securities Trust 2000-1, Mtg Ln Backed Certs, Series 2000-1_____________

Full Name of Registrant

_________________________________________________________________________

Former Name if Applicable

_4880 Cox Road____________________________________________________________

Address of Principal Executive Office (Street and Number)

Glen Allen, Virginia 23060__________________________________________________

City, State and Zip Code

PART II RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]

    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth
    The accountants statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE

Waiting on the Annual Statement of Independent Accountants which would complete the 10-K.

PART IV OTHER INFORMATION

  Name and telephone number of person to contact in regard to this notification

____Joan Dolce______ ______ (804)_______ ___967-5814_______

(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No _____________________________________

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both the narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

_____ Saxon Mortgage Incorporated_____________

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date ____March 30, 2001___ By ___/s/ Joan M. Dolce_________

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representatives authority to sign on behalf of the registrant shall be filed with the form.